Management’s
Discussion and
Analysis

For the Three and Six Months Ended June 30, 2023 and 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of July 31, 2023 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and six months ended June 30, 2023 in comparison with the corresponding periods ended June 30, 2022. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2023 are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.
Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, "potential", “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; the expected profile of the Company’s future production and costs, including expectations that the Mount Milligan Mine is on track to access higher grades in the second half of 2023, Mount Milligan Mine’s production will be weighted to the back end of 2023 and its shipment profile in 2023, plans and expectations for a ramp-up of gold processing at the Öksüt Mine, including the commissioning of a second electrowinning cell, cash processing costs for Öksüt Mine’s gold in carbon inventory and gold in ore stockpiles and on the heap leach pad, the release of working capital from the Molybdenum Business Unit, and ongoing evaluations of a restart of the Thompson Creek Mine.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and evaluation activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of July 31, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines on care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at June 30, 2023, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at July 31, 2023, there are 217,078,207 common shares issued and outstanding, options to acquire 3,617,541 common shares outstanding under the Company’s stock option plan, and 1,150,086 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2023	2022	% Change	2023	2022	% Change
Financial Highlights
Revenue	184.5	167.7	10%	411.0	462.9	(11)%
Production costs	153.5	140.4	9%	357.8	284.6	26%
Depreciation, depletion, and amortization ("DDA")	23.3	27.9	(16)%	41.8	65.4	(36)%
Earnings (loss) from mine operations	7.7	(0.6)	(1383)%	11.4	112.9	(90)%
Net (loss) earnings	(39.7)	(2.6)	1427%	(113.1)	86.8	(230)%
Adjusted net (loss) earnings(1)	(42.3)	(36.2)	17%	(95.1)	20.2	(571)%
Cash provided by (used in) operating activities	33.4	(3.5)	(1054)%	(66.4)	24.8	(368)%
Free cash flow (deficit)	10.6	(31.2)	(134)%	(95.3)	(22.1)	331%
Additions to property, plant and equipment (“PP&E”)	20.8	25.3	(18)%	28.8	235.4	(88)%
Capital expenditures - total(1)	22.5	25.7	(12)%	27.4	41.7	(34)%
Sustaining capital expenditures(1)	20.7	24.7	(16)%	25.6	39.8	(36)%
Non-sustaining capital expenditures(1)	1.8	1.0	80%	1.8	1.9	(5)%
Net (loss) earnings per common share - $/share basic(2)	(0.18)	(0.01)	1700%	(0.52)	0.29	(278)%
Adjusted net (loss) earnings per common share - $/share basic(1)(2)	(0.20)	(0.12)	67%	(0.44)	0.07	(729)%
Operating highlights
Gold produced (oz)	61,622	42,728	44%	94,837	136,512	(31)%
Gold sold (oz)	48,155	41,597	16%	87,145	136,505	(36)%
Average market gold price ($/oz)	1,890	1,879	1%	1,890	1,879	1%
Average realized gold price ($/oz )(3)	1,532	1,335	15%	1,493	1,580	(6)%
Copper produced (000s lbs)	13,787	17,351	(21)%	27,142	37,910	(28)%
Copper sold (000s lbs)	12,831	18,923	(32)%	28,162	38,372	(27)%
Average market copper price ($/lb)	4.05	4.53	(11)%	4.05	4.53	(11)%
Average realized copper price ($/lb)(3)	2.56	2.19	17%	3.03	2.99	1%
Molybdenum sold (000s lbs)	3,030	3,229	(6)%	6,377	6,116	4%
Average market molybdenum price ($/lb)	21.23	18.38	16%	27.09	18.73	45%
Unit costs
Gold production costs ($/oz)(4)	1,066	961	11%	1,085	624	74%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,711	1,660	3%	1,564	780	101%
All-in costs on a by-product basis ($/oz)(1)(4)	2,284	2,082	10%	2,205	994	122%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,656	1,699	(3)%	1,635	1,008	62%
Copper production costs ($/lb)(4)	2.28	1.58	44%	2.51	1.68	49%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.77	2.10	32%	2.81	2.18	29%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at June 30, 2023, the Company had 217,536,452 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Second Quarter 2023 compared to Second Quarter 2022
A net loss of $39.7 million was recognized in the second quarter 2023, compared to a net loss of $2.6 million in the second quarter 2022. The increase in net loss was primarily due to:
$8.3second2023$40.9second2022
•higher exploration and evaluation costs of $21.0 million in the second quarter of 2023 compared to $13.4 million in the second quarter of 2022 primarily related to drilling activities and studies related to the Goldfield Project, the Oakley exploration property and the Thompson Creek Mine;
•higher other operating expenses primarily attributable to standby costs of $5.0 million at the Öksüt Mine expensed in the period prior to the restart of operations in early June 2023; and
•a lower reclamation recovery of $8.3 million in the second quarter of 2023 compared to a reclamation recovery of $40.9 million in the second quarter of 2022, primarily due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows at sites on care and maintenance.

The decrease in net earnings was partially offset by higher earnings from mine operations of $7.7 million in the second quarter of 2023 compared to a loss from mine operations of $0.6 million in the second quarter of 2022 primarily due to 10,685 ounces sold at at the Öksüt Mine in the period compared to no ounces of gold sold in the second quarter of 2022 , higher average realized gold and copper prices and lower DD&A attributable to the increase in proven and probable reserves at the Mount Milligan Mine. Partially offsetting higher earnings from mine operations were lower gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine. Higher production costs at the Mount Milligan Mine were primarily impacted by higher mining costs from additional maintenance, consumption of materials and mine sequencing and other timing factors during the quarter, in addition to general inflation on labour and consumable costs when compared to the second quarter of 2022. In addition, there was a loss on the Company’s foreign exchange hedging program allocated to the Mount Milligan Mine, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods.

An adjusted net lossNG of $42.3 million was recognized in the second quarter of 2023, compared to an adjusted net lossNG of $36.2 million in the second quarter of 2022. The increase in adjusted net lossNG was primarily due to higher other non-operating expenses and higher exploration and development costs, partially offset by higher earnings from mine operations as outlined above.

The adjusting items to net loss in the second quarter of 2023 were:

•$8.3 million of reclamation provision revaluation recovery at sites on care and maintenance at the Endako Mine, Kemess Project and the Thompson Creek Mine primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows; and
•$5.7 million of deferred income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine.

The adjusting items to net earnings in the second quarter of 2022 were:

•$41.1 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows;
•$4.3 million of deferred income tax expense resulting from foreign currency exchange rate impact on the deferred income taxes related to the Öksüt Mine; and
•$3.2 million legal and other costs directly related to the seizure of the Kumtor Mine.

Cash provided by operating activities was $33.4 million in the second quarter of 2023, compared to cash used in operating activities of $3.5 million in the second quarter of 2022. The increase in cash provided by operating activities was primarily due to an approximately $35 million reduction of working capital at the Molybdenum BU resulting mainly from a decrease in the value of accounts receivable outstanding. Other contributing factors were higher ounces of gold sold, lower income taxes paid and a favorable working capital change due to timing of royalty payments and timing of vendor payments at the Öksüt Mine as well as higher average realized gold and copper prices. The overall increase in cash provided by operating activities was partially offset by an unfavourable working capital change at the Mount Milligan Mine due to the effect of timing of cash collection on concentrate shipments and timing of vendor payments as well as lower gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine as noted above.

Free cash flowNG of $10.6 million was recognized in the second quarter of 2023, compared to free cash flow deficitNG of $31.2 million in the second quarter of 2022. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above and lower sustaining capital expendituresNG.
Six months ended June 30, 2023 compared to 2022

A net loss of $113.1 million was recognized in 2023, compared to net earnings of $86.8 million in 2022. The decrease in net earnings was primarily due to:
•lower earnings from mine operations of $11.4 million in 2023 compared to $112.9 million in 2022 primarily due to lower ounces of gold sold at the Öksüt Mine. In addition, there was a decrease in earnings from mine operations at the Mount Milligan Mine from higher production costs and lower gold ounces and copper pounds sold. Higher production costs at the Mount Milligan Mine were mainly driven by higher mining and processing costs. Mining costs were impacted by additional maintenance, consumption of materials and mine sequencing. Processing costs were higher primarily due to higher maintenance costs. In addition, there was a loss on the Company’s foreign exchange hedging program allocated to the Mount Milligan Mine, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods. Partially offsetting the decrease in earnings from operations was lower DDA at the Mount Milligan Mine attributable to the increase in proven and probable reserves as well as lower production costs and lower DDA at the Öksüt Mine due to the suspension of gold room operations at the ADR plant until early June 2023;
•a reclamation expense of $7.3 million in 2023 compared to reclamation recovery of $82.9 million in 2022, primarily due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows at sites on care and maintenance;
•higher exploration and evaluation costs primarily due to various drilling activities and studies related to the Goldfield Project, the Oakley exploration property and the Thompson Creek Mine; and
•higher other operating expenses primarily attributable to standby costs of $15.4 million at the Öksüt Mine expensed in the period prior to the restart of full operations in early June 2023.

The decrease in net earnings from operations was partially offset by a decrease in other non-operating expenses from higher interest income earned on the Company’s cash balance from rising interest rates and a decrease in legal costs and related expenses incurred in connection with the seizure and the loss of control of the Kumtor Mine. In addition, the decrease in net earnings was partially offset by lower income tax expense at the Öksüt Mine as a result of the suspension of gold room operations at the ADR plant which was not restarted until early June 2023, and by lower income tax expense at the Mount Milligan Mine, mainly resulting from the effect of foreign exchange rate changes on the deferred tax assets.

An adjusted net loss from operationsNG was $95.1 million in 2023, compared to adjusted net earningsNG of $20.2 million in 2022. The decrease in adjusted net earningsNG was due to lower earnings from mine operations, higher other operating expenses and higher exploration and evaluation costs, partially offset by lower other non-operating expenses.

The adjusting items to net loss in 2023 include:

•$7.3 million reclamation provision revaluation expense at sites on care and maintenance at the Endako Mine, Kemess Project and the Thompson Creek Mine primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows; and
•$10.7 million of income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine as well as the introduction by the Turkish government of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022.

The adjusting items to net earnings in 2022 were:

•$83.1 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU, resulting primarily from an increase in the estimated future reclamation cash flows and an increase in the discount rate applied to these cash flows;9.7
•$6.8 million of deferred income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine; and
•$9.7 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine.

Cash used in operating activities was $66.4 million in 2023 compared to cash provided by operating activities of $24.8 million in 2022. The decrease in cash provided by operating activities was primarily due to a $32 million increase in working capital requirements at the Molybdenum BU arising from higher molybdenum prices experienced in the first quarter of 2023 and higher molybdenum prices in 2023 compared to 2022. Other contributing factors were higher exploration and evaluation costs, lower gold ounces and copper pounds sold as well as higher production costs at the Mount Milligan Mine and lower gold ounces sold at the Öksüt Mine. Partially offsetting the decrease in cash provided by operating activities were lower cash taxes paid and a favorable working capital change due to timing of royalty payments and timing of vendor payments at the Öksüt Mine and a favourable change in working capital from the timing of vendor payments and lower exploration costs due to less drilling activity at the Mount Milligan Mine.

Free cash flow deficitNG of $95.3 million was recognized in 2023 compared to free cash flow deficitNG of $22.1 million in 2022. The increase in free cash flow deficitNG was primarily due to lower cash provided by operating activities as outlined above, partially offset by lower sustaining capital expendituresNG.
Recent Events and Developments

Update on Öksüt Mine Operations

In early 2023 the Company completed construction and commissioning of a mercury abatement system to allow processing of mercury-bearing ores in the gold room at the Öksüt Mine’s adsorption, desorption and recovery (“ADR”) plant. In February and March 2023, the ADR facility underwent inspection and testing by the Turkish Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”) and the Ministry of Labour and Social Security.

At the same time, the Company pursued approval of an amended environmental impact assessment (“EIA”) for the Öksüt Mine to clarify various production and other capacity limits and to align the EIA production levels with current operating plans. On May 31, 2023 the Ministry of Environment issued a certificate for an expanded operation of the Öksüt Mine under an amended EIA, which allowed the mine to restart full operations including the ADR plant.

Full operations resumed on June 5, 2023 and included the restart of all suspended activities including crushing and stacking of ore and initiation of processing of existing gold-in-carbon material in the gold room facilities within the ADR plant. Gold production activities have been ramping up successfully, with 20,503 ounces produced in June 2023.

As of June 30, 2023, the balance of gold in-circuit and finished dore inventory was approximately 20,000 ounces, gold-in-carbon inventory was approximately 80,000 recoverable ounces and there were approximately 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad. The Company will prioritize the processing of gold-in-carbon inventory for which, substantially all of the production costs have already been incurred.

Other permitting

In January 2023, the Öksüt Mine received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits, as planned. Since then, mining activities have been focused principally on the Phase 5 pit wall pushback to expand the Keltepe pit and on the Phase 2 wall push back to expand the Güneytepe pit.

Change in the tax regulations

On July 15, 2023, new legislation was published in the official gazette of the Republic of Türkiye which increased the corporate income tax rate from 20% to 25%. The new law applies to tax declarations to be filed starting October 1, 2023 and applies to earnings of corporations beginning January 1, 2023 and subsequent taxation periods. The Company estimates that the change in tax law results in an incremental $0.9 million in cash taxes to be paid with respect to the income earned in the first half 2023 at the Öksüt Mine. The Company will reflect the impact of the change in tax law in subsequent reporting periods. See 2023 Outlook section for additional details on the cash taxes to be paid in 2023.

Normal Course Issuer Bid

On October 11, 2022, Centerra announced the Toronto Stock Exchange had accepted its notice of intention to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023. Any tendered Common Shares taken up and paid for Centerra under the NCIB are cancelled. The exact timing and amount of future purchases depends on market conditions and other factors.

During the six months ended June 30, 2023, the Company repurchased and cancelled 1,271,900 common shares for a total consideration of $7.3 million (C$9.7 million) under its NCIB program.

Executive Management Changes

During the second quarter of 2023, the Company announced the appointment of Paul Tomory as its new President and Chief Executive Officer, effective May 1, 2023 and that Mr. Paul Wright would resume his responsibilities as an independent member of the Board of Directors.

In May 2023, the Company appointed Hélène Timpano as its new Executive Vice-President, Strategy & Corporate Development.

Exploration and Project Evaluation Update

Exploration expenditures in the six months ended June 30, 2023 were $28.4 million and included surface sampling, geological mapping, geophysical surveying, and drilling at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, and at greenfield projects in the USA and Türkiye. Project evaluation expenditures in the six months ended June 30, 2023 were $13.4 million and were primarily focused at the Goldfield Project in Nevada.

Goldfield Project

Exploration

At the Goldfield Project, brownfield exploration, infill/resource expansion, and geotechnical diamond and Reverse Circulation (“RC”) percussion drilling were undertaken during the first half of 2023 with the completion of 195 holes for a total of 45,274 metres. Exploration drilling was undertaken to the east of the Gemfield deposit, at the Goldfield Main deposit, at the McMahon Ridge deposit, at the Kendall prospect, and at the recently discovered Jupiter and Callisto prospects, 1.7 kilometers and 2.9 kilometers, respectively, situated to the northeast of the Gemfield deposit.

Assay results from exploration drilling have identified extensions to known gold mineralization to the east and northeast of the Gemfield deposit. This mineralization forms broad zones of low-grade gold mineralization and transitions from sulfide at depth to oxide near-surface, trending to the east. Preliminary metallurgical test work (shake tests and bottle roll tests) indicates that the oxide material is leachable. Oxidation at the Gemfield deposit is generally no deeper than 90 metres but can extend deeper depending on the thickness and depth of erosion of the overlying, post-mineral sedimentary Siebert Formation.

At the Jupiter prospect, exploration drilling has intersected low-grade oxide gold mineralization hosted in the Sandstorm Rhyolite (same host rock as the Gemfield deposit). The mineralization shallows up dip to the east and remains open to the north, south, and east. Preliminary metallurgical test work (shake tests and bottle roll tests) indicates that the oxide material is leachable.

At the Callisto prospect, exploration drilling has intersected low-grade sulphide gold mineralization hosted in the Kendall Tuff, which underlies the Sandstorm Rhyolite. The mineralization shallows up dip to the east, becomes more oxidised closer to the surface, and remains open to the north, south, and east.

Project Evaluation

As a result of a continuing strategic review of the project, the Company intends to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits that could result in more simplified ore processing methods, a flow sheet with lower capital costs and increased returns on the project. The Company will take additional time to perform exploration activities in its large, under explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed.

Oakley Project

The Oakley Project is an earn-in joint venture with Excellon Resources Inc. and is located 21 kilometres south of Oakley, Idaho. During the first quarter of 2023, Centerra completed its earn-in of a 51% interest in the property and provided notice of its intention to acquire an additional 19% interest in the property.

At the Blue Hill Creek prospect, exploration diamond drilling was undertaken during the first half of 2023 with the completion of 14 drill holes for a total of 2,669 metres. As of the end of the first half of 2023, complete or partial assay results were returned for 11 of the 14 drill holes completed during the half. Drill assays returned wide intervals of gold mineralization within silicified Tertiary conglomerate to the west of the previously known surficial gold mineralization. The gold mineralization is associated with strong silicification in a low-sulfidation epithermal environment, as evidenced by bladed quartz and banded silica veins. The Company continues to evaluate results from the recent drilling campaign.
2023 Outlook

The Company’s initial 2023 outlook was disclosed in the MD&A for the year ended December 31, 2022 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The Company has revised its outlook for 2023 mainly as a result of a restart of activities at the Öksüt Mine in early June 2023 and changes in the unit costs and sustaining capital expendituresNG at the Mount Milligan Mine. The Company also updated costs relating to exploration activities, including the Goldfield Project.

The Company’s updated 2023 outlook and comparative actual results for the six months ended June 30, 2023 are set out in the following table:

	Units	2023 Guidance - updated	Six Months 2023 results	2023 Guidance - previous
Production
Total gold production(1)	(Koz)	340 - 360	95	n/a
Mount Milligan Mine(2)(3)(4)	(Koz)	160 - 170	74	160 - 170
Öksüt Mine	(Koz)	180 - 190	21	n/a
Total copper production(2)(3)(4)	(Mlb)	60 - 70	27	60 - 70
Unit Costs(5)
Gold production costs(1)	($/oz)	700 - 750	1,085	n/a
Mount Milligan Mine(2)	($/oz)	1,000 - 1,050	1,181	900 - 950
Öksüt Mine	($/oz)	450 - 500	404	n/a
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,000 - 1,050	1,564	n/a
Mount Milligan Mine(4)	($/oz)	1,125 - 1,175	1,250	1,075 - 1,125
Öksüt Mine	($/oz)	650 - 700	1,484	n/a
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,275	2,205	n/a
Mount Milligan Mine(4)	($/oz)	1,175 - 1,225	1,267	1,125 - 1,175
Öksüt Mine	($/oz)	750 - 800	2,896	n/a
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,050 - 1,100	1,635	n/a
Mount Milligan Mine	($/oz)	1,225 - 1,275	1,330	1,150 - 1,200
Öksüt Mine	($/oz)	650 - 700	2,896	n/a
Copper production costs	($/lb)	2.15 - 2.40	2.51	1.90 - 2.15
All-in sustaining costs on a co-product basisNG	($/lb)	2.90 - 3.15	2.81	2.75 - 3.00
Capital Expenditures
Additions to PP&E(1)	($M)	90 - 115	28.8	n/a
Mount Milligan Mine	($M)	50 - 60	16.1	65 - 70
Öksüt Mine	($M)	35 - 45	10.7	n/a
Total Capital ExpendituresNG(1)	($M)	90 - 115	27.4	n/a
Mount Milligan Mine	($M)	50 - 60	15.1	65 - 70
Öksüt Mine	($M)	35 - 45	10.4	n/a
Sustaining Capital ExpendituresNG(1)	($M)	90 - 110	25.6	n/a
Mount Milligan Mine	($M)	50 - 60	15.1	65 - 70
Öksüt Mine	($M)	35 - 45	10.4	n/a
Non-sustaining Capital ExpendituresNG(6)	($M)	2	1.8	n/a
Depreciation, depletion and amortization(1)	($M)	115 - 140	41.8	n/a
Mount Milligan Mine	($M)	65 - 80	37.2	65 - 80
Öksüt Mine	($M)	40 - 50	2.3	n/a
Income tax and BC mineral tax expense(1)	($M)	80 - 90	9.9	n/a
Mount Milligan Mine	($M)	1 - 3	0.9	1 - 3
Öksüt Mine	($M)	75 - 85	9.0	n/a
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.85 per pound for the remaining six months ending December 31, 2023 ($1,750 per ounce and $3.85 per pound in the previous guidance), the Mount Milligan Mine’s average realized gold and copper price for the remaining six months of 2023 would be $1,350 per ounce and $2.98 per pound, respectively, compared to average realized prices of $1,493 per ounce and $3.03 per pound in the six months ended June 30, 2023, when factoring in the Mount Milligan Streaming Arrangement and concentrate refining and treatment costs. The blended copper price of $3.85 per pound factors in copper hedges in place as of June 30, 2023 and a market price of $3.70 per pound for the unhedged portion for the remainder of 2023.
3.Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively, which is unchanged from the previous guidance. Gold production at the Öksüt Mine assumes recoveries of approximately 72%. 2023 gold ounces and copper pounds sold are expected to approximate production figures.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.
6.Represents non-sustaining capital expendituresNG at the Goldfield Project.

The Company’s 2023 outlook for the Goldfield Project, Kemess Project, the Molybdenum BU, corporate administration, and other exploration projects and comparative actual results for the six months ended June 30, 2023 are set out in the following table:

		2023 Guidance - updated	Six Months 2023 results	2023 Guidance - previous
Project Evaluation and Exploration Costs(1)
Goldfield Project - Project Evaluation Costs	($M)	15 - 20	8.4	15 - 20
Goldfield Project - Exploration Costs	($M)	16 - 20	16.7	10
Thompson Creek Mine - Project Evaluation Costs	($M)	9 - 10	5.0	9 - 10
Mount Milligan Mine	($M)	7 - 9	2.4	10 - 12
Öksüt Mine	($M)	1 - 2	0.9	3 - 5
Other - Greenfield and Generative(2)	($M)	16 - 19	9.0	12 - 18
Total Project Evaluation and Exploration Costs	($M)	64 - 80	42.4	59 - 75
Other Costs
Kemess Project	($M)	15 - 17	5.4	15 - 17
Corporate Administration Costs(3)	($M)	40 - 45	25.2	40 - 45
Stock-based Compensation	($M)	8 - 10	5.1	6 - 8
Other Corporate Administration Costs	($M)	32 - 35	20.1	34 - 37
Molybdenum BU Cash Used in Operations and Free Cash Flow DeficitNG(4)	($M)
Thompson Creek Mine - Care and Maintenance and Project Evaluation Expenditures(5)	($M)	18 - 20	11.8	18 - 20
Endako Mine - Care and Maintenance and Reclamation Expenditures	($M)	12 - 15	2.2	12 - 15
Langeloth Facility - Working Capital Incremental Investment	($M)	15 - 45	32.0	15 - 45
Total Molybdenum BU Cash Used in Operations and Free Cash Flow DeficitNG	($M)	45 - 80	46.0	45 - 80
1.The exploration and project evaluation costs include both expensed exploration and project evaluation costs as well as capitalized exploration costs and exclude business development expenses. $2.4 million of these capitalized exploration costs are also included in the full year 2023 sustaining capital expendituresNG at the Mount Milligan Mine, compared to $1.7 million of capitalized exploration costs at the Mount Milligan Mine for the six months ended June 30, 2023. In addition, $1.8 million of capitalized project evaluation costs at the Goldfield project are also included in the six months ended June 30, 2023 and full year 2023 sustaining capital expendituresNG.5.1
2.Other exploration category includes exploration costs at the Oakley exploration property in Idaho, USA with $4.2 million actual costs for the six months ended June 30, 2023, and estimated full year costs in the range of $6 to $7 million.
3. 2023 actual costs in the six months ended June 30, 2023 include severance costs of approximately $2.6 million.
4.This is a cash-flow based metric as opposed to cost metrics related to Goldfield Project, Kemess Project, corporate administration, and other exploration projects listed in the table above
5.Includes project evaluation costs listed under total project and exploration costs.5.1

Production Profile

The Company’s consolidated gold and copper production in the six months ended June 30, 2023 was 94,837 ounces of gold and 27.1 million pounds of copper. Centerra’s 2023 consolidated gold production is expected to be between 340,000 to 360,000 ounces, including estimated gold production of 180,000 to 190,000 ounces at the Öksüt Mine. While

Centerra’s 2023 full year production guidance for the Mount Milligan Mine remains unchanged at the 160,000 to 170,000 ounces range, the Company has updated its gold production outlook to include estimated gold production from the Öksüt Mine reflecting a restart of full operations in early June 2023. Centerra’s 2023 consolidated copper production remains unchanged at the 60 to 70 million pounds range.

The Mount Milligan Mine’s production in the six months ended June 30, 2023 was impacted by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone, with this lower grade ore also impacting plant metal recoveries. The Company has now completed mining in the ore-waste transition zone and remains on track to access the higher grade copper and gold ore from Phase 7 and Phase 9 in the second half of the year, but given the lower than planned production in the six months ended June 30, 2023, the Company expects 2023 gold production to be near the low end of the guidance range. Copper production is tracking towards the mid-point of guidance for the year. The Mount Milligan Mine’s 2023 gold production and copper production is expected to be back-end weighted despite a planned mill shutdown in the third quarter of 2023. The Mount Milligan Mine is expected to have 4 concentrate shipments per each of the remaining two quarters of the year. However, the timing of shipments and associated sales between quarters may be affected by logistical delays from the aftermath of union strike in the Port of Vancouver.

The Öksüt Mine has resumed its full operations in early June 2023, following approval of its updated EIA. During the month of June 2023, the Öksüt Mine started to ramp up its crushing, stacking and the ADR facility activities and produced 20,503 ounces of gold. It is expected that the Öksüt Mine will continue to ramp up production levels in the second half of the year with gold production in the second half of the year split of approximately 45% and 55% in the third and fourth quarters, respectively.

Cost Profile

The Company’s consolidated gold production costs were $1,085 per ounce in the six months ended June 30, 2023. Full year gold production costs are expected to be in the $700 to $750 per ounce range and lower than consolidated gold production costs in the six months ended June 30, 2023 primarily due to the full restart of gold production at the lower-cost Öksüt Mine and lower unit costs estimates at the Mount Milligan Mine in the second half of the year due to higher metal production. The Mount Milligan Mine’s unit costs were negatively affected by lower gold production in the six months ended June 30, 2023 due to mine sequencing and lower gold recoveries than planned as mining occurred in an ore-waste transition zone in the upper levels of Phase 9.

The Mount Milligan Mine’s gold production costs were $1,181 per ounce in the six months ended June 30, 2023 and are expected to be in the range of $1,000 to $1,050 per ounce for the full year of 2023, as compared to the $900 to $950 per ounce range in the previous guidance. The operating costs at Mount Milligan Mine during the six months ended June 30, 2023 were higher than the updated guidance primarily due to gold production being back-end weighted, lower amounts capitalized to the TSF and higher allocation of production costs to gold due to changes in the relative market prices of gold and copper. The increase in unit costs between updated guidance and previous guidance was primarily due to lower amounts capitalized to the TSF, higher maintenance costs, higher rehandling costs from greater utilization of stockpiles to feed the mill, and higher fuel costs due to increased fuel consumption following changes to the mining sequence and longer hauling distances in the ore-waste transition zone. The Company expects increased gold production levels and higher allocation of costs to the TSF of approximately $7 to $9 million in the latter half of the year, which are expected to result in lower average costs per ounce. In addition, the change in guidance resulted from higher allocation of production costs to gold due to changes in the relative market prices of gold and copper assumed for the rest of the year.

Öksüt Mine’s gold production costs were $404 per ounce in the six months ended June 30, 2023. It is important to note that these costs represent a partial operating period, as full operations only resumed at the Öksüt Mine in early June 2023 and the site prioritized processing gold-in-carbon inventory which had relatively low weighted average costs. Full year Öksüt Mine’s full year gold production costs are expected to be in the range of $450 to $500 per ounce. Remaining cash processing costs associated with approximately 80,000 recoverable ounces in gold-in-carbon inventory are expected to be less than $50 per ounce and remaining cash processing costs associated with approximately 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad are expected to be less than $225 and $100 per ounce, respectively.

Copper production costs at the Mount Milligan Mine were $2.51 per pound in in the six months ended June 30, 2023 and are expected to be $2.15 to $2.40 per pound for the full year of 2023 compared to $1.90 to $2.15 per pound in the previous guidance. Similar to the gold production profile, it is expected that higher copper production and sales in the second half of 2023 will result in lower unit costs for the full year relative to the amounts realized in the six months ended June 30, 2023.

Consolidated all-in sustaining costs on a by-product basisNG were $1,564###per ounce in the six months ended June 30, 2023 and are expected to be in the range of $1,000 to $1,050 per ounce for the full year 2023. The decrease in consolidated all-in sustaining costs on a by-product basisNG compared to the six months ended June 30, 2023 is primarily due to the restart of gold production at the lower-cost Öksüt Mine during the second half of 2023 and higher expected gold and copper production at the Mount Milligan Mine. All-in sustaining costs on a by-product basisNG at the Mount Milligan Mine were $1,250 per ounce in the six months ended June 30, 2023 and are expected to be in the range of $1,125 to $1,175 per ounce for the full year 2023 compared to the range of $1,075 to $1,125 per ounce in the previous guidance. The forecasted increase in metals production in the second half of the year is expected to partially decrease unit costs at the Mount Milligan Mine for the full year of 2023. The increase in all-in sustaining costs on a by-product basisNG between updated guidance and previous guidance at the Mount Milligan Mine was primarily due to increase in gold production costs per ounce, partially offset by lower sustaining capital expendituresNG. The Öksüt Mine’s all-in sustaining costs on a by-product basis per ounceNG were $1,484 per ounce in the six months ended June 30, 2023, which reflects only one partial month of production since the restart of gold production activities but full three months of sustaining capital expendituresNG. The full year all-in sustaining costs on a by-product basis per ounceNG at the Öksüt Mine are expected to be in the range of $650 to $700 per ounce due to an expected ramp up in gold production and sales during the second half of the year.

Consolidated all-in costs on a by-product basisNG were $2,205 per ounce in the six months ended June 30, 2023 and are expected to be in the range of $1,225 to $1,275 per ounce for the full year 2023. The decrease in consolidated all-in costs on a by-product basisNG compared to the six months ended June 30, 2023 is primarily due to an expected decrease in all-in sustaining costs on a by-product basis per ounceNG and lower project evaluation and exploration costs in the second half of 2023. The Mount Milligan Mine’s all-in costs on a by-product basisNG were $1,267 per ounce in the six months ended June 30, 2023 and are expected to be in the range of $1,175 to $1,225 per ounce for the full year 2023 compared to the range of $1,125 to $1,175 per ounce in the previous guidance. It is expected that the increase gold and copper production in the second half of the year will lead to lower costs on a per ounce basis for the full year. The increase in all-in costs on a by-product basisNG between updated guidance and previous guidance at the Mount Milligan Mine was primarily due to an increase in all-in sustaining costs on a by-product basisNG. The Öksüt Mine’s all-in costs on a by-product basisNG were $2,896 per ounce in the six months ended June 30, 2023 and are expected to be in the range of $750 to $800 per ounce for the full year 2023 as the mine ramps up gold production and sales in the second half of 2023, lowering unit costs when compared to the six months ended June 30, 2023.

Capital Expenditures

Additions to PP&E, IFRS accounting includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. Consolidated additions to PP&E in 2023 were $28.8 million in the six months ended June 30, 2023. Total capital expendituresNG were $27.4 million in the six months ended June 30, 2023 and are expected to be in the range of $90 to $115 million, with higher total capital expendituresNG in the second half of the year primarily due to additional sustaining capital expendituresNG at the Öksüt Mine and timing of capital expenditures at the Mount Milligan Mine.

The Mount Milligan Mine’s additions to PP&E in 2023 were $16.1 million in the six months ended June 30, 2023. Total capital expendituresNG were $15.1 million in the six months ended June 30, 2023 and are expected to be in the range of $50 to $60 million for the full year 2023, compared to the range of $65 to $70 million in the previous guidance. Lower estimates for the capital expendituresNG primarily reflect lower capitalized costs to the TSF due to a lower than planned TSF tonnage and deferral of certain capital projects to 2024. Most of the 2023 capital expenditures expected to be incurred during the second half of the year relate to the TSF additions, construction of water pumping system as well as purchase and overhaul of mobile equipment. Sustaining capital expendituresNG in 2023 at the Öksüt Mine were $10.4 million in the six months ended June 30, 2023 and expected to be $35 to $45 million as the mine ramps up its full operations in the second half of the year. The Öksüt Mine completed and commissioned the mercury abatement retrofit to the ADR plant in the six months ended June 30, 2023. Most of the remaining sustaining capital expendituresNG relate to capitalized stripping costs, construction of a contact water treatment plant, ADR facility pond, and the heap leach pad expansion.

Molybdenum Business Unit

The Company’s costs at the Molybdenum BU’s care and maintenance sites in the six months ended June 30, 2023 were $14.0 million. The Company’s full year 2023 expenditures for the Molybdenum BU’s care and maintenance sites are estimated to be between $30 and $35 million, which is unchanged from the previous guidance.

The Company’s actual expenditures at the Endako Mine in the six months ended June 30, 2023 were $2.2 million with limited costs for reclamation expenditures. The full year 2023 expenditures at the Endako Mine are expected to be between $12 to $15 million including approximately $6 to $8 million of care and maintenance costs and $6 to $7 million of reclamation expenditures primarily relating to engineering work on the closure spillway for Tailings Pond 2, which is unchanged from the previous guidance.

The Company’s expenditures at the Thompson Creek Mine in the six months ended June 30, 2023 were $11.8 million, including $6.8 million for care and maintenance and $5.0 million costs related to advancement of project studies. The full year 2023 expenditures at the Thompson Creek Mine are expected to be approximately $18 to $20 million, which is unchanged from the previous guidance, and include $9 to $10 million of care and maintenance costs, and $9 to $10 million of costs associated with advancement of project studies, including project de-risking activities such as geotechnical drilling, and additional engineering costs. Both cost ranges are unchanged from the previous guidance. The Company continues to assess a potential restart of the mine. The molybdenum price has fluctuated significantly in recent months from around $38 per pound in early February 2023 to approximately $22 per pound on June 30, 2023. The Company continues to progress its pre-feasibility study (“PFS”) on a restart of the Thompson Creek Mine, and anticipates releasing PFS highlights in the third quarter of 2023.

During 2022, the Company streamlined operations at the Langeloth Facility to operate with lower inventory levels on hand. For the Langeloth Facility’s 2023 operations, the Company expects the sales price realized for its molybdenum products sold to be approximately in line with the full cost to produce these products, which includes the cost to purchase molybdenum concentrate from third parties and the on-site processing costs. In the first quarter of 2023, the significant increase in the molybdenum prices in excess of $35 per pound resulted in increased working capital requirements to purchase molybdenum concentrate at the Langeloth Facility. The additional investment in working capital during the first quarter of 2023 at the Langeloth Facility amounted to approximately $67 million. Approximately $35 million of the investment in working capital was released during the second quarter of 2023. With the portion of molybdenum products sold in the first four months of 2023 still not monetized as of June 30, 2023, it is expected that additional releases from working capital will occur during the remaining six months of 2023, assuming molybdenum prices remain at their current levels. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. Molybdenum prices remain above 2022 levels and thus have required investments in working capital during 2023. To date, the incremental investment in working capital during 2023 has been $32 million. The Company expects the incremental investment in working capital to be approximately $15 million at a molybdenum price of $20 per pound and $45 million at a molybdenum price of $30 per pound over the course of full year 2023.

Cash provided by mine operations and free cash flow deficitNG at the Molybdenum BU for the six months ended June 30, 2023 was $46.0 million. The full year 2023 free cash flow deficitNG at the Molybdenum BU is expected to be in the range of $45 to $80 million, which is unchanged from the previous guidance. The 2023 free cash flow deficitNG of $45 to $80 million includes care and maintenance expenses, reclamation expenditures, Thompson Creek advancement of project studies, and required investment in Langeloth Facility’s working capital which is highly dependent on market molybdenum prices.

Exploration Expenditures (excluding Project Evaluation costs)

In the six months ended June 30, 2023 total exploration expenditures, including capitalized exploration costs of $1.7 million, were $29.0 million, of which $16.7 million related to the Goldfield Project. Total exploration expenditures estimate for the full year of 2023 have been increased to be $40 to $50 million compared to $35 to $45 million in the previous guidance and reflects increased planned spending at the Goldfield Project, which is expected to be between $16 to $20 million, compared to $10 million in the previous guidance. Greenfield exploration costs include $6 to $7 million for exploration at the Oakley exploration property in Idaho, USA,

Goldfield Project

The Goldfield Project cost estimates include both exploration and project evaluation costs and are expected to be in the range of $31 to $40 million for 2023 compared to $25 to $30 million in the previous guidance including $15 to $20 million for project evaluation costs and $16 to $20 million for exploration costs as outlined above. In the six months ended June 30, 2023 project evaluation costs and exploration costs related to the Goldfield Project amounted to $25.1 million, including $8.4 million related to project evaluation, which were mostly expensed, and $16.7 million related to exploration. Ongoing exploration activities in the second half of 2023 will focus on drilling oxide and transition targets at the Goldfield property, similar to the Gemfield deposit.

In the third quarter of 2023, the Company is expected to make the deferred milestone payment to Waterton Nevada Splitter, LLC in the amount of $31.5 million in cash or common shares of the Company.

Kemess Project

The Kemess Project will continue to be on care and maintenance in 2023. Care and maintenance costs incurred in the six months ended June 30, 2023 were $5.4 million with care and maintenance costs expected to be in the range from $15 to $17 million in the full year 2023, which is unchanged from the previous guidance. The guidance for the year includes engineering design and construction costs associated with the decommissioning of the Kemess South TSF sedimentation pond and associated works in addition to routine care and maintenance activities, some of which were delayed to the second half of 2023.

Corporate Administration

Corporate and administration expenses in the six months ended June 30, 2023 were $25.2 million, including $2.6 million for severance related costs and stock-based compensation expense of $5.1 million. Higher stock-based compensation in the first half of 2023 reflects an increase in the Company’s share price during the six months ended June 30, 2023. Higher costs incurred in the first half of 2023 are expected to be partially offset by lower payroll related costs associated with streamlining of the Company’s corporate structure, and lower costs related to the implementation of a new enterprise resource planning (“ERP”) system in the remaining six months of 2023. The planned full year 2023 corporate and administration expenses are unchanged from the previous guidance and expected to be in the range of $40 to $45 million (including $6 to $8 million of stock-based compensation expenses).

Depreciation, Depletion and Amortization

Consolidated DDA expense included in costs of sales expense was $41.8 million in the six months ended June 30, 2023 and is expected to be in the range of $115 to $140 million. Mount Milligan Mine’s planned DDA included in costs of sales for 2023 is unchanged from the previous guidance and is expected to be in the range of $65 to $80 million, compared to $37.2 million for the six months ended June 30, 2023. Öksüt Mine’s DDA expense in the six months ended June 30, 2023 was $2.3 million and is expected to be $40 to $50 million for the full year of 2023. The remaining balance of DDA expense for 2023 is estimated to be approximately $10 million and is primarily related to the Molybdenum Business Unit.

Current Taxes and Tax Payments

In the six months ended June 30, 2023, the Mount Milligan Mine’s British Columbia mineral tax expense was $0.9 million and it is estimated to be in the $1 to $3 million range for the full year of 2023, which is unchanged from previous guidance. The Mount Milligan Mine paid $2.9 million for the six months ended June 30, 2023 and is expected to pay between $3 to $6 million in cash taxes in 2023. The difference between income tax expense and cash taxes paid is due to the timing of tax payments in British Columbia.

Current income tax expense in relation to the Öksüt Mine was $9.0 million in the six months ended June 30, 2023, which included an additional special tax in Türkiye in the first quarter of 2023. Full year current income tax expense in relation to the Öksüt Mine is estimated to be between $75 to $85 million, reflecting a 25% income tax rate. Total cash taxes paid in the six months ended June 30, 2023 were $3.0 million. The Öksüt Mine is expected to pay approximately $40 to $50 million in cash taxes in 2023. The difference between income tax expense and cash taxes paid is due to the timing of tax payments in Türkiye.

Other

In 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones. The Company is expected to receive the initial contingent payment of $25.0 million from Orion in December 2023.

2023 Material Assumptions

Other material assumptions or factors not mentioned above but used to forecast production and costs for the remaining six months ending December 31, 2023, after giving effect to the hedges in place as at June 30, 2023, include the following:
•a market gold price of $1,850 per ounce (1,750 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,350 per ounce ( $1,250 per ounce in the previous guidance) after reflecting the Mount Milligan Streaming Arrangement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•a market price of $3.70 per pound ($3.75 per pound in the previous guidance) for the unhedged portion of copper production, representing a blended copper price of $3.85 per pound (unchanged from the previous guidance) that gives effect to the hedges in place as at June 30, 2023 resulting in an average realized copper price at the Mount Milligan Mine of $2.98 per pound ($2.99 per pound in the previous guidance) after reflecting the Mount Milligan Streaming Arrangement (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•exchange rates are set as follows: $1USD:$1.30 CAD (unchanged from the previous guidance), $1USD:20.0 Turkish lira ($1USD:18.0 in the previous guidance).
•diesel fuel price assumption of $0.96/litre or CAD$1.25/litre (unchanged from the previous guidance) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Arrangement. To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the rest of 2023 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2023 and related risk factors can be found under the heading “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF.

2023 Sensitivities

Centerra’s costs and cash flows for the remaining six months ending December 31, 2023 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on its costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	-$50/oz	0.5 - 1.0	—	11.0 - 12.0	6 - 7
	+$50/oz	1.5 - 2.0	—	12.5 - 14.0	1 - 2
Copper price(1)(2)	-10%	0.1 - 0.3	—	3.5 - 6.5	40 - 70
	+10%	0.7 - 0.9	—	17.5 - 21.0	215 - 230
Diesel fuel(1)	10%	0.8 - 1.0	0.1 - 0.2	0.9 - 1.2	3 - 5
Canadian dollar(1)(3)	10 cents	3.5 - 5.0	0.5 - 0.8	4.0 - 5.8	17 - 20
Turkish lira(3)	1 lira	0.1 - 0.2	0.1 - 0.2	0.2 - 0.4	1 - 2
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of June 30, 2023 of approximately 33%, 58% and 76%, respectively.
(2)Excludes the impact of gold hedges and the effect of 19,198 ounces of gold with an average mark-to-market price of $1,921 per ounce and 21.8 million pounds of copper with an average mark-to-market price of $3.75 per pound outstanding under contracts awaiting final settlement in future months as of June 30, 2023.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

The Company’s total liquidity position as June 30, 2023 was $799.9 million, representing a cash balance of $401.8 million and $398.1 million available under a corporate credit facility. Credit facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at June 30, 2023.

Second Quarter 2023 compared to Second Quarter 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $22.8 million was recognized in the second quarter of 2023 compared to $27.6 million in the second quarter of 2022. The decrease is primarily related to lower PP&E additions at the Mount Milligan Mine in the second quarter of 2023 compared to 2022, partially offset by an increase in restricted cash balances.

Cash used in financing activities during the second quarter of 2023 was $20.8 million compared to $14.0 million in the second quarter of 2022. The increase was primarily due to repurchase and cancellation of 1,271,900 Centerra common shares under the Company’s normal course issuer bid (“NCIB”) program, partially offset by lower dividends paid of $11.5 million as compared to $12.2 million in the second quarter of 2022.

Six months ended June 30, 2023 compared to 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $30.8 million was recognized in 2023 compared to $221.6 million in 2022. The decrease is primarily related to the acquisition of the Goldfield Project of $176.7 million in the first quarter of 2022 and lower PP&E additions at the Mount Milligan Mine in 2023 compared to 2022.

Cash used in financing activities of $32.8 million was recognized in 2023 compared to $27.1 million in 2022. The increase was primarily due to repurchase and cancellation of 1,271,900 Centerra common shares for the total consideration of $7.3 million under the Company’s NCIB program.
Financial Performance
Second Quarter 2023 compared to Second Quarter 2022
Revenue of $184.5 million was recognized in the second quarter of 2023 compared to $167.7 million in the second quarter of 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine, partially offset by both lower gold ounces and copper pounds sold and lower average realized gold and copper prices at the Mount Milligan Mine. The overall increase in revenue was also the result of significantly higher average realized molybdenum prices partially offset by a decrease in the pounds of molybdenum sold at the Molybdenum BU.

Gold production was 61,622 ounces in the second quarter of 2023 compared to 42,728 ounces in the second quarter of 2022. Gold production in the second quarter of 2023 included 41,119 ounces of gold from the Mount Milligan Mine compared to 42,728 ounces in the second quarter of 2022, primarily due to lower recoveries and lower gold head grades, partially offset by increased mill throughput. Gold production for 2023 at the Mount Milligan Mine is expected to be back-end weighted. There were 20,503 ounces of gold produced at the Öksüt Mine in the second quarter of 2023 compared to no ounces produced in the second quarter of 2022 due to the suspension of gold room operations at the ADR plant.

Copper production at the Mount Milligan Mine was 13.8 million pounds in the second quarter of 2023 compared to 17.4 million pounds in the second quarter of 2022. The decrease in copper production is attributed to a combination of processing oxidized ore which negatively affects recovery and elevated pyrite content in mill feed which required higher flotation selectivity to produce copper concentrate within target specifications. During the second quarter of 2023, the average copper head grade and recovery were 0.16% and 76.1% compared to 0.20% and 83.7% in the second quarter of 2022. Copper production for 2023 at the Mount Milligan Mine is expected to be back-end weighted.

The Langeloth Facility roasted 2.7 million pounds and sold 3.0 million pounds of molybdenum in the second quarter of 2023, compared to 3.6 million pounds and 3.2 million pounds, respectively in the second quarter of 2022. This decrease in the molybdenum roasted and sold was primarily due to a reduction in the amount of molybdenum purchased in line with current operating plans for the facility.

Cost of sales of $176.9 million was recognized in the second quarter of 2023 compared to $168.3 million in the second quarter of 2022. The increase was primarily attributable to higher production costs at the Mount Milligan Mine and the Öksüt Mine. Partially offsetting the overall increase in cost of sales was lower DDA primarily attributable to an increase in proven and probable reserves at the Mount Milligan Mine.

Gold production costs were $1,066 per ounce in the second quarter of 2023 compared to $961 per ounce in the second quarter of 2022. The increase was primarily due to lower gold ounces sold at the Mount Milligan Mine. The increase was also the result of higher production costs at the Mount Milligan Mine which were impacted by mine sequencing and other timing factors during the quarter, in addition to general inflation on labour and consumable costs when compared to the second quarter of 2022. Due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during the second quarter of 2023, resulting in approximately $6.1 million less mining costs being capitalized to the TSF between the periods. Mining costs were also impacted by higher spending on equipment spare parts from additional maintenance on mobile equipment, and higher consumption of explosives in the period due to more tonnes blasted, partially offset by slightly lower diesel consumption. In addition, there was a loss on the Company’s foreign exchange hedging program allocated to the Mount Milligan Mine, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods. Gold production costs were also reported at the Öksüt Mine in the second quarter of 2023 as operations resumed and gold ounces were sold.

All-in sustaining costs on a by-product basisNG were $1,711 per ounce in the second quarter of 2023 compared to $1,660 per ounce in the second quarter of 2022. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher operating costs from higher gold production costs per ounce at the Mount Milligan Mine as noted above and a decrease in by-product credits as a result of lower copper pounds sold. The overall increase in all-in sustaining costs on a by-product basisNG was partially offset by a decrease in sustaining capital expendituresNG at the Mount Milligan Mine and higher average realized copper prices.

All-in costs on a by-product basisNG were $2,284 per ounce in the second quarter of 2023 compared to $2,082 per ounce in the second quarter of 2022. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, standby costs at the Öksüt Mine expensed in the period due to limited crushing and stacking of ore in the period prior to the restart of operations at the Öksüt Mine and higher exploration and evaluation costs.

Expensed exploration and evaluation expenditures of $21.0 million were recognized in the second quarter of 2023 compared to $13.4 million in the second quarter of 2022. The increase was primarily due to drilling activities and technical studies undertaken as part of project evaluation activities at the Goldfield Project. The total expenditures of $21.0 million recognized in the second quarter of 2023 comprised of $3.0 million of project evaluation costs at the Goldfield Project ($0.8 milion in the second quarter of 2022), $8.6 million of drilling and related costs at the Goldfield Project ($1.7 million in the second quarter of 2022) and $2.5 million of project evaluation costs at the Thompson Creek Mine ($nil in the second quarter of 2022) which mainly comprised advancement of project study costs to assess a potential restart of the mine.

Reclamation recovery was $8.2 million in the second quarter of 2023 compared to reclamation recovery of $40.9 million in the second quarter of 2022. The reclamation recovery of $8.2 million at sites on care and maintenance was primarily attributable to an decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project.

Other operating expenses were $9.0 million in the second quarter of 2023 compared to $3.6 million in the second of 2022. The increase in other operating expenses was primarily due to the standby costs of $5.0 million at the Öksüt Mine expensed in the period due to limited crushing and stacking of ore in the period prior to the restart of operations at the Öksüt Mine in early June 2023.

Other non-operating income of $1.2 million was recognized in the second quarter of 2023 compared to other non-operating expenses of $1.3 million in the second quarter of 2022. The change is primarily attributable to litigation and related costs incurred in connection with the seizure of the Kumtor Mine incurred in the second quarter of 2022 that did not occur in 2023 as well as higher interest income earned on the Company’s cash balance from rising interest rates. Partially offsetting other non-operating income in the second quarter of 2023 were foreign exchange losses attributable to movement in foreign currency exchange ratessecond.

The Company recognized an income tax expense of $6.5 million in the second quarter of 2023, comprising current income tax expense of $3.3 million and a deferred income tax expense of $3.2 million, compared to an income tax expense of $2.6 million in the second quarter of 2022, comprising current income tax expense of $0.4 million and deferred income tax expense of $2.2 million. The increase in income tax expense was due to income generated at the Öksüt Mine as a result of resuming its operations in the second quarter of 2023. The increase in income tax expense also included the net impact of foreign exchange rate fluctuations on the temporary differences between accounting and tax bases related to the Öksüt Mine and Mount Milligan Mine.
Six months ended June 30, 2023 compared to 2022
Revenue of $411.0 million was recognized in 2023 compared to $462.9 million in 2022. The decrease in revenue was primarily due to a decrease in ounces of gold sold at the Öksüt Mine and a decrease in ounces of gold and pounds of copper sold at the Mount Milligan Mine, partially offset by higher molybdenum prices and an increase in pounds of molybdenum sold at the Molybdenum BU.
Gold production was 94,837 ounces in 2023 compared to 136,512 ounces in 2022. Gold production in 2023 included 74,334 ounces of gold from the Mount Milligan Mine, compared to 81,821 ounces in 2022, primarily due to lower gold head grades and recoveries. The Öksüt Mine produced 20,503 ounces of gold in 2023 compared to 54,691 ounces of gold in 2022, primarily due to the suspension of gold room operations at the ADR plant between March 2022 and early June 2023.

Copper production at the Mount Milligan Mine was 27.1 million pounds in 2023 compared to 37.9 million pounds in 2022. The decrease in copper production is attributed to a combination of lower copper grades, processing oxidized ore which negatively affects recovery and elevated pyrite content in mill feed which required higher flotation selectivity to produce copper concentrate within target specifications. During 2023, the average copper grade was 0.16% and recoveries were 77.4% compared to 0.21% and 82.7% in 2022.

The Langeloth Facility roasted 6.6 million pounds and sold 6.4 million pounds of molybdenum in 2023 compared to 4.8 million pounds and 6.1 million pounds, respectively, in 2022. The increase in the molybdenum roasted and sold was primarily due to an unplanned acid plant shut down in the first quarter of 2022.
Cost of sales of $399.7 million was recognized in 2023 compared to $350.0 million in 2022. The increase was primarily due to higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain concentrate to be processed, an increase in the pounds of molybdenum roasted and increased input costs due to rising inflation impacting the cost of ingredients, freight and contract services. In addition, there were higher production costs at the Mount Milligan Mine. Partially offsetting the overall increase in cost of sales were lower production costs and DDA at the Öksüt Mine primarily due to lower gold ounces sold as well as lower DDA at the Mount Milligan Mine primarily attributable to an increase in proven and probable reserves.

Gold production costs were $1,085 per ounce in 2023 compared to $624 per ounce in 2022. The increase in gold production costs per ounce was primarily due to a decrease in gold sold at the Mount Milligan Mine and the Öksüt Mine and the increase in production costs at the Mount Milligan Mine. Higher production costs at the Mount Milligan Mine were due to higher mining and processing costs. Mining costs were impacted by higher spending on equipment spare parts and explosive materials, partially offset by slightly lower consumption of diesel in the period. In addition, due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during the first six months of 2023, resulting in approximately $10.7 million less mining costs being capitalized to the TSF between the periods. Processing costs were higher primarily due to higher maintenance costs. In addition, there was a loss on the Company’s foreign exchange hedging program allocated to the Mount Milligan Mine, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods.
All-in sustaining costs on a by-product basisNG were $1,564 per ounce in 2023 compared to $780 per ounce in 2022. The increase was primarily due to a decrease in ounces of gold sold at the Mount Milligan Mine and at the Öksüt Mine, lower by-product credits from a decrease in pounds of copper sold and higher sustaining capital expendituresNG at the Öksüt Mine, partially offset by lower sustaining capital expendituresNG at the Mount Milligan Mine.
All-in costs on a by-product basisNG were $2,205 per ounce in 2023 compared to $994 per ounce in 2022. The increase was due to higher all-in sustaining costs on a by-product basisNG as noted above, standby costs expensed in the period due to limited mining activities in the first quarter of 2023 and limited crushing and stacking of ore in the period prior to the restart of full operations in early June 2023 at the Öksüt Mine as well as higher exploration and evaluation costs.

Expensed exploration and evaluation costs were $38.9 million in 2023, compared to $21.6 million in 2022. The increase was primarily due to various drilling activities and technical studies undertaken as part of project evaluation activities at the Goldfield Project. The total expenditures of $38.9 million recognized in 2023 comprised of:
•$6.6 million of project evaluation costs at the Goldfield Project ($4.0 million in 2022);
•$16.7 million of drilling and related costs at the Goldfield Project ($0.8 million in 2022);
•$5.0 million of project evaluation costs at the Thompson Creek Mine (nil in 2022)
•$1.3 million of drilling and related costs at the Mount Milligan Mine ($6.5 million in 2022);
•$0.9 million of drilling and related costs at the Öksüt Mine ($1.7 million in 2022); and
•$8.5 million of drilling and related costs across the Company’s other exploration projects ($8.6 million in 2022).

Reclamation expense, which primarily relates to movement in the reclamation liabilities in the Company’s Molybdenum BU sites currently on care and maintenance, was $7.3 million in 2023 compared to the reclamation recovery of $82.9 million in 2022. The reclamation expense was primarily due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

Other operating expenses were $21.9 million in 2023 compared to $7.1 million in 2022. The increase in other operating expenses was primarily due to the standby costs of $15.4 million expensed in the period, as outlined above.

Other non-operating income of $4.3 million was recognized in 2023 compared to other non-operating expenses of $6.6 million in 2022. The decrease in expenses was primarily due to a decrease in litigation and related costs incurred in connection with the seizure of the Kumtor Mine as well as higher interest income earned on the Company’s cash balance from rising interest rates. Partially offsetting other non-operating income in the second quarter of 2023 were foreign exchange losses attributable to movement in foreign currency exchange rates. 3.12.3

Income tax expense of $14.5 million, comprising current income tax expense of $9.9 million and deferred income tax expense of $4.6 million, was recognized in 2023, compared to an income tax expense of $31.8 million, comprising current income tax expense of $37.9 million and deferred income tax recovery of $6.1 million in 2022. The decrease in income tax expense primarily resulted from suspension of operations at the Öksüt Mine, which resumed operations in the second quarter of 2023. The decrease in income tax expense was partially offset by a one-time income tax levied by the Turkish government on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022 and by the net impact of foreign exchange rate fluctuations on the temporary differences between accounting and tax bases related to the Öksüt Mine and Mount Milligan Mine.
Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at June 30, 2023 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at June 30, 2023
Instrument	Unit	Type	H2 2023	2024	2025	H2 2023	2024	2025	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.27/$1.33	$1.28/$1.36	$1.32/$1.37	$164.0 M (50%)	$183.0 M	$90.0 M	$437.0 M	(266)
USD/CAD forward contracts	CAD	Fixed	1.29	1.32	1.35	$83.0 M (26%)	$145.0 M	$72.0 M	$300.0 M	81
Total						$247.0 M (76%)	$328.0 M	$162.0 M	$737.0 M	(185)

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$97/$107	$99/$112	N/A	16,500 (18%)	25,500	N/A	42,000	69
ULSD swap contracts	Barrels	Fixed	$105	$99	$107	33,500 (40%)	57,900	16,800	108,200	(277)
Total						50,000 (58%)	83,400	16,800	150,200	(208)

Copper Hedges(2):
Copper zero-cost collars	Pounds	Fixed	$4.00/$4.88	$4.00/$5.06	N/A	9.6 M (33%)	9.9 M	N/A	19.5 M	6,895

Gold Hedges:
Gold put options	Ounces	Fixed	$1,942	N/A	N/A	75,000 (41%)	N/A	N/A	75,000	2,676

Gold/Copper Hedges (Royal Gold deliverables):(3)
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	22,346	N/A	N/A	22,346	(414)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	2.4M	N/A	N/A	2.4M	28
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed, copper pounds sold and Oksut gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Arrangement.
(3)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the condensed consolidated statements of (loss) earnings was as follows:

	Three months ended June 30,			Six months ended June 30,
($ millions)	2023	2022	% Change	2023	2022	% Change
Foreign exchange hedges	(3,098)	1,772	(275)%	(6,532)	3,665	(278)%
Fuel hedges	196	3,246	(94)%	1,036	5,129	(80)%
Copper hedges	816	—	100%	816	—	100%
The Company’s zero-cost copper collars are settled based on monthly average copper prices, protecting a price floor with participation to the upside of the call strike price. The Company also entered into a new hedging program in the second quarter of 2023, consisting of gold put options that are settled based on the weekly average London Bullion Market Association (“LBMA”) gold prices. These hedge positions settle in the third and fourth quarter of 2023 corresponding to a period when higher than usual gold ounces sold at the Öksüt Mine are expected to be realized. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices. See more details on the Company’s policy and accounting treatment in in note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023.

As at June 30, 2023, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($millions)	June 30, 2023	December 31, 2022
Total Assets	2,152.3	2,335.9
Total Liabilities	478.8	525.6
Current Liabilities	210.3	274.8
Non-current Liabilities	268.5	250.8
Total Equity	1,673.6	1,810.3
Cash as at June 30, 2023 was $401.8 million compared to $531.9 million as at December 31, 2022. The decrease was primarily due to a free cash flow deficitNG of $95.3 million, driven mainly by increases in working capital, repurchase and cancellation of approximately 1,271,900 Centerra common shares under the Company’s NCIB program amounting to $7.3 million, and dividends paid of $22.6 million during the six months ended June 30, 2023.

Total inventories as at June 30, 2023 were $286.7 million compared to $316.8 million at December 31, 2022. The decrease was primarily due to the decrease in molybdenum inventory at the Molybdenum Business Unit from a decrease in pounds in inventory and decline in molybdenum prices between the periods.

The carrying value of PP&E as at June 30, 2023 was $1.25 billion compared to $1.27 billion at December 31, 2022. The decrease in carrying value of PP&E was primarily due to the depreciation and depletion of PP&E of $46.7 million in the normal course of the operations during the period. The decrease is partially offset by the additions of $28.8 million related to ongoing capital projects at the existing mines and projects.

Accounts payable and accrued liabilities as at June 30, 2023 were $145.8 million compared to $199.4 million at December 31, 2022. The decrease was primarily due to lower trade payables and accrued expenses due to effect of timing of vendor payments and a decrease in mark-to-market payables relating to the purchase of molybdenum from molybdenum prices declining at the end of the period.

The other current liabilities as at June 30, 2023 were $59.0 million compared to $73.5 million at December 31, 2022. The decrease was primarily due to $12.3 million of deferred revenue recognized at Mount Milligan Mine related to an advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2022. There was no deferred revenue recorded at June 30, 2023. In addition, there was a decrease in the fair value of derivative liabilities, partially offset by a $5.4 million share repurchase liability associated with the Company’s automatic share purchase plan (“ASPP”) under its NCIB.

The long-term portion of the provision for reclamation as at June 30, 2023 was $241.1 million compared to $227.9 million at December 31, 2022. The increase was primarily due to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows.
Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold, pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper produced at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue rather than a cost of operating the mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Gold revenue	52.8	55.6	(5)%	109.2	114.1	(4)%
Copper revenue	32.9	41.5	(21)%	85.3	114.8	(26)%
Other by-product revenue	1.8	1.9	(5)%	4.0	4.1	(2)%
Total revenue	87.5	99.0	(12)%	198.5	233.0	(15)%
Production costs	76.3	69.8	9%	160.9	128.4	25%
Depreciation, depletion, and amortization ("DDA")	19.9	26.5	(25)%	37.2	49.9	(25)%
(Loss) earnings from mine operations	(8.7)	2.7	(422)%	0.4	54.7	(99)%
(Loss) earnings from operations(1)	(12.6)	(3.4)	271%	(5.7)	42.1	(114)%
Cash provided by mine operations	21.6	80.9	(73)%	49.2	101.7	(52)%
Free cash flow from mine operations(2)	8.8	57.5	(85)%	33.4	63.9	(48)%
Additions to property, plant and equipment	11.9	18.3	(35)%	16.1	28.0	(42)%
Capital expenditures - total(2)	13.3	20.9	(36)%	15.1	34.3	(56)%
Sustaining capital expenditures(2)	13.3	20.3	(34)%	15.1	32.8	(54)%
Non-sustaining capital expenditures(2)	—	0.6	(100)%	—	1.5	(100)%
Operating Highlights:
Tonnes mined (000s)	12,939	11,602	12%	24,260	22,253	9%
Tonnes ore mined (000s)	5,252	4,556	15%	9,121	9,548	(4)%
Tonnes processed (000s)	5,595	5,055	11%	10,300	10,306	0%
Process plant head grade gold (g/t)	0.38	0.39	(3)%	0.36	0.37	(3)%
Process plant head grade copper (%)	0.16%	0.20%	(20)%	0.16%	0.21%	(24)%
Gold recovery (%)	62.3%	68.8%	(9)%	63.7%	68.3%	(7)%
Copper recovery (%)	76.1%	83.7%	(9)%	77.4%	82.7%	(6)%
Concentrate produced (dmt)	32,691	39,015	(16)%	63,215	83,947	(25)%
Gold produced (oz) (3)	41,119	42,728	(4)%	74,334	81,821	(9)%
Gold sold (oz)(3)	37,470	41,597	(10)%	76,460	81,801	(7)%
Average realized gold price - combined ($/oz)(3)(4)	1,410	1,335	6%	1,428	1,394	2%
Copper produced (000s lbs)(3)	13,787	17,352	(21)%	27,142	37,910	(28)%
Copper sold (000s lbs)(3)	12,831	18,923	(32)%	28,163	38,372	(27)%
Average realized copper price - combined ($/lb)(3)(4)	2.56	2.19	17%	3.03	2.99	1%
Unit Costs:
Gold production costs ($/oz)	1,255	961	31%	1,181	783	51%
All-in sustaining costs on a by-product basis ($/oz)(2)	1,599	1,245	28%	1,250	641	95%
All-in costs on a by-product basis ($/oz)(2)(5)	1,624	1,334	22%	1,267	738	72%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	1,529	1,286	19%	1,330	1,021	30%
Copper production costs ($/lb)	2.28	1.58	44%	2.51	1.68	49%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.77	2.10	32%	2.81	2.18	29%
(1)Includes exploration and evaluation costs and marketing and selling costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Second Quarter 2023 compared to Second Quarter 2022

Loss from mine operations of $8.7 million was recognized in the second quarter of 2023 compared to earnings from mine operations of $2.7 million in the second quarter of 2022. The decrease in earnings from mine operations was primarily due to lower gold ounces and copper pounds sold, and higher operating costs, partially offset by higher average realized gold and copper prices and lower DD&A due to the increase in proven and probable reserves in 2022.
Cash provided by mine operations of $21.6 million was recognized in the second quarter of 2023 compared to $80.9 million in the second quarter of 2022. The decrease was primarily due to lower gold ounces and copper pounds sold, higher production costs, and an unfavourable working capital change, partially offset by higher average realized gold and copper prices. The unfavourable working capital change in the second quarter of 2023 compared to the first quarter of 2022 was primarily related to the timing of cash collection on concentrate shipments and timing of vendor payments.

Free cash flowNG from mine operations of $8.8 million was recognized in the second quarter of 2023 compared to $57.5 million in the second quarter of 2022 primarily due to a decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG.

During the second quarter of 2023, mining activities were carried out in phases 4, 5, 6, 7, and 9 of the open pit, with phase 6 being mainly composed of top soil stripping and phase 5 waste being used to construct the TSF. Total tonnes mined were 12.9 million tonnes in the second quarter of 2023 compared to 11.6 million tonnes in the second quarter of 2022 due to productivity gains from improved cycle times from shorter haul distances.

Total process plant throughput for the second quarter of 2023 was 5.6 million tonnes, averaging 61,482 tonnes per calendar day compared to 5.1 million tonnes, averaging 55,547 tonnes per calendar day in the second quarter of 2022. The increase in throughput in the second quarter of 2023 was primarily due to increased SAG mill runtime compared to the second quarter of 2022 when a liner replacement shutdown occurred. Nsecond2022o shutdowns occurred in the second quarter of 2023.

Gold and copper production were negatively impacted in the second quarter of 2023 by mine sequencing which resulted in more oxide ore than planned in an ore-waste transition zone, which when combined with lower overall copper grades, impacted the overall gold recovery with a higher pyrite content. Gold production was 41,119 ounces in the second quarter of 2023 compared to 42,728 ounces in the second quarter of 2022. The decrease in gold production is primarily attributed to lower recoveries from higher pyrite ratio, partially offset by higher mill throughput. During the second quarter of 2023, the average gold head grade and recovery were 0.38 g/t and 62.3% compared to 0.39 g/t and 68.8% in the second quarter of 2022. Total copper production was 13.8 million pounds in the second quarter of 2023 compared to 17.4 million pounds in the second quarter of 2022. The decrease in gold and copper production is attributed to a combination of processing oxidized ore which negatively affects recovery and elevated pyrite content in mill feed which required higher flotation selectivity to produce copper concentrate within target specifications. During the second quarter of 2023, the average copper head grade and recovery were 0.16% and 76.1% compared to 0.20% and 83.7% in the second quarter of 2022. Copper head grades are expected to improve in the second half of the year as the mine progresses deeper into Phase 9, which is also expected to improve metal recoveries.

Gold production costs were $1,255 per ounce in the second quarter of 2023 compared to $961 per ounce in the second quarter of 2022. The increase was primarily due to higher mining costs and a decrease in gold ounces sold. Mining costs were impacted by mine sequencing and other timing factors during the quarter, in addition to general inflation on labour and consumable costs when compared to the second quarter of 2022. Due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during the second quarter of 2023, resulting in approximately $6.1 million less mining costs being capitalized to the TSF between the periods. Mining costs were also impacted by higher spending on equipment spare parts from additional maintenance on mobile equipment, and higher consumption of explosives in the period due to more tonnes blasted, partially offset by slightly lower diesel consumption. In addition, there was a loss on the Company’s foreign exchange hedging program allocated to the Mount Milligan Mine, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods.

In the second quarter of 2023, the Company did not experience any significant impact on the operation of the Mount Milligan Mine from the wildfires in the British Columbia province or the union strike at the Port of Vancouver.
Copper production costs were $2.28 per pound in the second quarter of 2023 compared to $1.58 per pound in the second quarter of 2022. The increase was primarily due to overall higher production costs, a decrease in copper pounds sold and a higher allocation of costs to copper production costs due to the relative changes in the market prices of gold and copper.
Mount Milligan Q2 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,599 per ounce in the second quarter of 2023 compared to $1,245 per ounce in the second quarter of 2022. The increase was primarily due to slightly higher operating costs, lower copper credit as a result of lower copper pounds and lower gold ounces sold, partially offset by lower sustaining capital expendituresNG. Lower capital expenditures in the second quarter of 2023 compared to the second quarter of 2022 were primarily due to less spending on the mining fleet, pit optimization, TSF, exploration in-pit drilling and rougher tailing pumping system which was completed in 2022.

All-in costs on a by-product basisNG were $1,624 per ounce in the second quarter of 2023 compared to $1,334 per ounce in the second quarter of 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by lower non-sustaining capital expendituresNG and lower exploration costs due to less drilling activity.

Six months ended June 30, 2023 compared to 2022

Earnings from mine operations of $0.4 million were recognized in 2023 compared to $54.7 million in 2022. The decrease was primarily due to lower gold ounces and copper pounds sold and higher production costs, partially offset by slightly higher average realized gold and copper prices and lower DDA primarily attributable to the increase in proven and probable reserves.
Cash provided by mine operations of $49.2 million was recognized in 2023 compared to $101.7 million in 2022. The decrease was primarily due to a decrease in gold ounces and copper pounds sold and higher production costs. Partially offsetting the decrease in cash provided by mine operations were a favourable change in working capital from the timing of vendor payments and lower exploration costs due to less drilling activity.

Free cash flowNG from mine operations of $33.4 million was recognized in 2023 compared to $63.9 million in 2022. The decrease was primarily due to lower cash provided by mine operations, partially offset by lower sustaining capital expendituresNG.

During 2023, mining activities were carried out in Phases 4, 5, 6, 7, and 9 of the open pit. Total tonnes mined were 24.3 million tonnes in 2023 compared to 22.3 million tonnes mined in 2022. The increased tonnage was primarily due to productivity gains from improved cycle times from shorter haul distances.

The process plant throughput was 10.3 million tonnes, averaging 56,905, tonnes per calendar day, compared to 10.3 million tonnes in 2022, averaging 56,939 tonnes per calendar day.

Gold and copper production were negatively impacted in 2022 by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone, with this lower grade ore also impacting plant recoveries. Gold production was 74,334 ounces in 2023 compared to 81,821 ounces in 2022. The decrease was due to lower gold grades and recoveries. During 2023, the average gold grade was 0.36 g/t and recoveries were 63.7% compared to 0.37 g/t and 68.3% in 2022. Total copper production was 27.1 million pounds in 2023 compared to 37.9 million pounds in 2022. The decrease in gold and copper production is attributed to a combination of lower copper grades, processing oxidized ore which negatively affects recovery and elevated pyrite content in mill feed which required higher flotation selectivity to produce copper concentrate within target specifications. During 2023, the average copper grade was 0.16% and recoveries were 77.4% compared to 0.21% and 82.7% in 2022. Elevated pyrite content in mill feed when the copper grade is low as well as occasional processing of oxidized ore are major contributors for the observed decreases in copper and gold recoveries as higher flotation selectivity was required to produce copper concentrate within target specifications. Copper head grades are expected to improve in the second half of the year as the mine progresses deeper into Phase 9, which is also expected to improve metal recoveries.

Gold production costs were $1,181 per ounce in 2023 compared to $783 per ounce in 2022. The increase was primarily due to higher mining and processing costs. Mining costs were impacted by higher spending on equipment spare parts and explosive materials, partially offset by slightly lower consumption of diesel in the period. In addition, due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during the first six months of 2023, resulting in approximately $10.7 million less mining costs being capitalized to the TSF between the periods. Processing costs were higher primarily due to higher maintenance costs. In addition, there was a loss on the Company’s foreign exchange hedging program allocated to the Mount Milligan Mine, partially offset by the weakening of the Canadian dollar relative to the US dollar between the periods.
Copper production costs were $2.51 per pound in 2023 compared to $1.68 per pound in 2022, primarily due to a decrease in copper pounds sold and higher production costs as noted above.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $1,250 per ounce for 2023 compared to $641 per ounce in 2022. The increase was primarily due to higher operating costs as noted above, lower copper credit as a result of lower copper pounds, and lower gold ounces sold, partially offset by lower sustaining capital expendituresNG. Lower sustaining capital expendituresNG in 2023 compared to the same period of 2022 were due to less spending on the mining fleet, TSF, exploration in-pit drilling and the rougher tailing pumping system which was completed in 2022.

All-in costs on a by-product basisNG were $1,267 per ounce in 2023 compared to $738 per ounce in 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by a decrease in non-sustaining capital expendituresNG and lower exploration costs due to less drilling activities.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
The Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 due to mercury having been detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of the an amended EIA at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, some of the results for the three and six months ended June 30, 2023 are not directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Revenue	21.0	—	—%	21.0	101.6	(79)%
Production costs(1)	4.3	—	—%	4.3	21.1	(80)%
Depreciation, depletion, and amortization ("DDA")	2.3	—	—%	2.3	12.6	(82)%
Earnings from mine operations	14.4	—	—%	14.4	67.9	(79)%
Earnings (loss) from operations(2)	9.0	(1.3)	(792)%	(1.9)	66.0	(103)%
Cash provided by (used in) mine operations	7.7	(51.2)	(115)%	(13.1)	12.4	(206)%
Free cash flow (deficit) from mine operations(3)	0.4	(55.4)	(101)%	(23.5)	6.0	(492)%
Additions to property, plant and equipment	7.0	5.6	(25)%	10.7	5.1	(110)%
Capital expenditures - total(3)	7.3	4.2	74%	10.4	6.3	65%
Sustaining capital expenditures(3)	7.3	4.2	74%	10.4	6.3	65%
Operating Highlights:
Tonnes mined (000s)	2,409	3,183	(24)%	3,232	5,983	(46)%
Tonnes ore mined (000s)	76	2,395	(97)%	189	3,961	(95)%
Ore mined - grade (g/t)	0.47	1.95	(76)%	1.20	1.82	(34)%
Ore crushed (000s)	262	1,046	(75)%	340	1,957	(83)%
Tonnes of ore stacked (000s)	263	1,046	(75)%	340	2,009	(83)%
Heap leach grade (g/t)	1.25	1.90	(34)%	1.57	1.75	(10)%
Heap leach contained ounces stacked	10,546	63,860	(83)%	17,128	112,971	(85)%
Gold produced (oz)	20,503	—	—%	20,503	54,691	(63)%
Gold sold (oz)	10,685	—	—%	10,685	54,704	(80)%
Average realized gold price ($/oz)(4)	1,959	n/a	—%	1,959	1,857	5%
Unit Costs:
Gold production costs ($/oz)	404	n/a	n/a	404	386	5%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,143	n/a	n/a	1,484	557	166%
All-in costs on a by-product basis ($/oz)(3)	1,625	n/a	n/a	2,896	590	391%
(1)Includes government royalties of $1.7 million (2022 - nil) and $1.7 million (2022 - $8.3 million) during three and six months ended June 30, 2023, respectively.
(2)Includes exploration and evaluation costs and standby costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Second Quarter 2023 compared to Second Quarter 2022

Earnings from mine operations were $14.4 million in the second quarter of 2023. No earnings from mine operations were reported in the second quarter of 2022 as a result of no ounces of gold being sold due to the suspension of gold room operations at the ADR plant.

Cash provided by mine operations of $7.7 million was recognized in the second quarter of 2023, compared to cash used by mine operations of $51.2 million in the second quarter of 2022. The increase was primarily due to no ounces of gold sold in the second quarter of 2022, lower cash taxes paid and a favorable working capital change due to timing of royalty payments and timing of vendor payments, partially offset by standby costs incurred.

Free cash flow from mine operationsNG of $0.4 million was recognized in the second quarter of 2023, compared to the free cash deficit from mine operationsNG of $55.4 million in the second quarter of 2022. The increase was primarily due to an increase in cash provided by mine operations.

Mining activities in the second quarter of 2023 were carried out in phase 5 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 2.4 million tonnes in the second quarter of 2023 compared to 3.2 million tonnes in the second quarter of 2022. Mining activities in the second quarter of 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

Late in the second quarter, crushing and stacking activities were restarted after being paused in early January 2023, pending approval of the amended EIA. As of June 30, 2023, there was a balance of recoverable ounces of approximately 80,000 in the stored gold-in-carbon inventory and approximately 20,000 in the ADR inventory. In addition, the Öksüt Mine had approximately 200,000 recoverable ounces of gold in ore stockpiles and on the heap leach pad as at June 30, 2023, similar to that as at December 31, 2022. The Öksüt Mine stacked 0.3 million tonnes at an average grade of 1.25 g/t, containing 10,546 ounces of gold in the second quarter of 2023, compared to 1.0 million tonnes stacked at an average grade of 1.90 g/t, containing 63,860 ounces of gold in the second quarter of 2022. The decrease in ore tonnes and contained ounces stacked was primarily due to suspension of crushing and stacking activities until late in the second quarter of 2023.

Gold production in the second quarter of 2023 was 20,503 ounces while no gold production was reported in the second quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production costs per ounce were $404 in the second quarter of 2023. No gold production costs per ounce were reported in the second quarter of 2022.

All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the second quarter of 2023 were $1,143 and $1,6251,626 per ounce, respectively. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG per ounce were not reported in the second quarter of 2022 as no ounces of gold were sold.

Six months ended June 31, 2023 compared to 2022

Earnings from mine operations were $14.4 million in 2023 compared with $67.9 million in 2022. The decrease was primarily due to lower ounces of gold sold due to the suspension of operations until late in the second quarter of 2023, partially offset by higher average realized gold prices.

Cash used in mine operations was $13.1 million in 2023 compared with cash provided by mine operations of $12.4 million in 2022. The decrease was primarily due to lower ounces of gold sold and standby costs, partially offset by lower production costs, lower cash taxes paid and a favorable working capital change due to timing of royalty payments and timing of vendor payments.

Free cash flow deficitNG from mine operations was $23.5 million in 2023 compared with the free cash flowNG from mine operations of $6.0 million in 2022. The decrease was primarily due to lower cash provided by mine operations and higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in 2023 were carried out in phase 5 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.2 million tonnes in 2023 compared to 6.0 million tonnes in 2022. Mining activities in 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

Processing activities in 2023 were mostly focused on stacking on the heap leach pad, with 0.3 million tonnes stacked at an average grade of 1.57 g/t containing 17,128 ounces of gold compared with 2.0 million tonnes stacked in 2022 at an average grade of 1.75 g/t containing 112,971 ounces of gold.

Gold production was 20,503 ounces in 2023 compared to 54,691 ounces in 2022, primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023.

Gold production costs were $404 per ounce in 2023 compared with $386 per ounce in 2022. The increase was primarily due to lower ounces sold and higher site administrative costs from higher consulting costs related to various information technology projects, partially offset by the weakening of the Turkish lira relative to the US dollar.

All-in sustaining costs on a by-product basisNG were $1,484 per ounce in 2023 compared with $557 per ounce in 2022. The increase was primarily due to lower ounces of gold sold and higher sustaining capital expendituresNG mainly from higher capitalized stripping expenditures.

All-in costs on a by-product basisNG were $2,896 per ounce in 2023 compared with $590 per ounce in 2022. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG and standby costs incurred during the period of suspension of mining, crushing and stacking activities until late in the second quarter of 2023.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Company continues to evaluate strategic options for the Molybdenum Business Unit, including a potential restart of the Thompson Creek Mine and potential modifications to the Langeloth Facility operating model.
Molybdenum BU Financial and Operating Results

	Three months ended June 30,			Six months ended June 30,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Total revenue	76.1	68.6	11%	191.6	128.2	49%
Production costs	72.9	70.5	3%	192.6	135.0	43%
Depreciation, depletion, and amortization ("DDA")	1.2	1.5	(20)%	2.4	2.9	(17)%
Earnings (loss) from mine operations	2.0	(3.4)	(159)%	(3.4)	(9.7)	(65)%
Care and maintenance costs - Molybdenum mines	4.3	4.3	0%	9.0	8.0	13%
Reclamation (recovery) expense	(5.7)	(40.9)	86%	7.3	(82.9)	109%
Other operating expenses	3.6	0.4	800%	6.9	0.9	667%
Net (loss) earnings from operations	(0.2)	32.9	(101)%	(26.6)	64.3	(141)%
Cash provided by (used in) operations	30.7	(6.1)	603%	(45.9)	(25.9)	(77)%
Free cash flow (deficit) from operations(1)	30.6	(5.1)	700%	(46.0)	(26.2)	(76)%
Additions to property, plant and equipment	0.1	0.2	(50)%	0.1	0.4	75%
Total capital expenditures(1)	0.1	0.2	(50)%	0.1	0.6	(83)%
Operating Highlights:
Mo purchased (lbs)	2,645	2,949	(10)%	6,829	5,972	14%
Mo roasted (lbs)	2,670	3,627	(26)%	6,571	4,765	38%
Mo sold (lbs)	3,030	3,229	(6)%	6,377	6,116	4%
Average market Mo price ($/lb)	21.23	18.38	16%	27.09	18.73	45%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Second Quarter 2023 compared to Second Quarter 2022

Net loss from operations of $0.2 million was recognized in the second quarter of 2023 compared to net earnings from operations of $32.9 million in the second quarter of 2022. The net loss from operations was mainly due to a lower reclamation recovery during the second quarter of 2023 compared to the second quarter of 2022 resulting from changes in the risk-free interest rates applied to the underlying future reclamation cash flows. Partially offsetting the net loss from operations was improved earnings from mine operations due to improved overall margins on molybdenum products sold.

Cash provided by operations of $30.7 million was recognized in the second quarter of 2023, compared to cash used in operations of $6.1 million in the second quarter of 2022. The increase in cash provided by operations is primarily due to a favorable working capital movement due to significantly reduced molybdenum prices during the second quarter of 2023. With the portion of molybdenum products sold in the first four months of 2023 still not monetized as of June 30, 2023, it is expected that the portion of the investment in working capital will be released during the remaining six months of 2023, assuming that molybdenum prices remain at their current levels. The total working capital balance of the Molybdenum BU was $137.3 million at June 30, 2023 compared to $171.9 million at March 31, 2023 and $105.9 million at December 31, 2022.

Free cash flow from operationsNG of $30.6 million was recognized in the second quarter of 2023, compared to free cash flow deficit from operationsNG of $5.1 million in the second quarter of 2022. The increase was primarily due to higher cash provided by operations as noted above.

The Langeloth Facility roasted 2.7 million pounds and sold 3.0 million pounds of molybdenum in the second quarter of 2023, compared to 3.6 million pounds and 3.2 million pounds, respectively in the second quarter of 2022. This decrease in the molybdenum roasted and sold was primarily due to increased roasting and sales in the second quarter of 2022 to make up for the unplanned acid plant shut down in the first quarter of 2022.

In the second quarter of 2023, the market molybdenum price continued to decrease relative to the first quarter of 2023, averaging $21.23 per pound. This downward movement had a positive impact on pounds purchased at lower provisional prices and pounds settled at lower final prices in the second quarter of 2023 and generated positive cash flow from operations. At June 30, 2023, there were 1.6 million pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the third quarter of 2023. All these pounds were adjusted to a market price to approximately $23 per pound at the end of the quarter, resulting in a decrease in molybdenum inventory of $4.6 million from previously recorded provisional prices.

Six ended June 30, 2023 compared to 2022

Net loss from operations of $26.6 million was recognized in 2023 compared to net earnings from operations of $64.3 million in 2021. The net loss from operations was primarily due to a reclamation expense in 2023 compared to a reclamation recovery in 2022 mainly from a decrease in risk-free interest rates applied to the underlying future reclamation cash flows, partially offset by a decrease in loss from mine operations. A decrease in loss from mine operations was primarily due to improved overall margins on the molybdenum products sold and lower maintenance costs. Cash used in operations was $45.9 million in 2023 compared to cash used in operations of $25.9 million in 2022. The increase in cash used in operations was primarily due to an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices in the first quarter of 2023 and an increase in the value of accounts receivable outstanding due to increased sales prices for finished molybdenum products sold. This working capital build-up partially reversed in the second quarter of 2023 and is expected to continue to reverse over the course of 2023 if molybdenum prices remain at their current levels.
Free cash flow deficit from operationsNG of $46.0 million was recognized in 2023 compared to $26.2 million in 2022, primarily due to higher cash used in operations, as noted above.
The Langeloth Facility roasted and sold 6.6 million pounds and 6.4 million pounds of molybdenum, respectively, in 2023 compared to 4.8 million pounds and 6.1 million pounds, respectively, in 2022. The increase in the pounds of molybdenum roasted and sold was primarily due to an unplanned acid plant shut down in the first quarter of 2022.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2023		2022				2021
quarterly data unaudited	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	185	227	208	179	168	295	251	221
Net (loss) earnings(1)	(40)	(73)	(130)	(34)	(3)	89	275	28
Basic (loss) earnings per share	(0.18)	(0.34)	(0.59)	(0.14)	(0.01)	0.30	0.93	0.09
Diluted (loss) earnings per share	(0.18)	(0.34)	(0.59)	(0.15)	(0.01)	0.30	0.92	0.09
(1)Net loss in Q4 2022 reflects the impact of a non-cash impairment loss at the Kemess Project. Net earnings in Q4 2021 reflects the impact of an impairment reversal at the Mount Milligan Mine.

Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2023 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2022.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2022.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three and six months ended June 30, 2023 are consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2022, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There were no changes in the Company’s ICFR during the three and six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR aside from the implementation of a new ERP system at the Company's North American operations. The Company implemented the ERP system to improve standardization and automation rather than in response to a deficiency in its ICFR. The Company believes that the implementation of the ERP system, and related changes to internal controls, will enhance its ICFR while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the implementation.

The evaluation of DC&P and ICFR was carried out under the supervision of, and with the participation of, management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout the three and six months ended June 30, 2023.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and six months ended June 30, 2023, 550 and 472 pounds, respectively, of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net (loss) earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	51.3	40.0	47.0	40.0	4.3	—
Production costs attributable to copper	29.3	29.8	29.3	29.8	—	—
Total production costs excluding molybdenum segment, as reported	80.6	69.8	76.3	69.8	4.3	—
Adjust for:
Third party smelting, refining and transport costs	3.2	3.0	3.2	3.0	—	—
By-product and co-product credits	(34.7)	(43.5)	(34.7)	(43.5)	—	—
Adjusted production costs	49.1	29.3	44.8	29.3	4.3	—
Corporate general administrative and other costs	10.2	11.7	—	0.4	—	—
Reclamation and remediation - accretion (operating sites)	1.1	2.1	0.6	0.6	0.5	1.5
Sustaining capital expenditures	20.6	24.5	13.3	20.2	7.3	4.2
Sustaining leases	1.4	1.4	1.3	1.3	0.1	0.1
All-in sustaining costs on a by-product basis	82.4	69.0	60.0	51.8	12.2	5.8
Exploration and evaluation costs	18.6	13.4	0.9	3.1	0.5	1.2
Non-sustaining capital expenditures(1)	1.8	1.0	—	0.6	—	—
Care and maintenance and other costs	7.3	3.2	—	—	4.7	0.1
All-in costs on a by-product basis	110.0	86.6	60.9	55.5	17.4	7.1
Ounces sold (000s)	48.2	41.6	37.5	41.6	10.7	—
Pounds sold (millions)	12.8	18.9	12.8	18.9	—	—
Gold production costs ($/oz)	1,066	961	1,255	961	404	n/a
All-in sustaining costs on a by-product basis ($/oz)	1,711	1,659	1,599	1,245	1,143	n/a
All-in costs on a by-product basis ($/oz)	2,284	2,082	1,624	1,334	1,625	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,656	1,699	1,529	1,286	1,143	n/a
Copper production costs ($/pound)	2.28	1.58	2.28	1.58	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.77	2.10	2.77	2.10	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the comparative quarter, non-sustaining capital expenditures primarily include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	94.6	85.2	90.3	64.0	4.3	21.1
Production costs attributable to copper	70.6	64.4	70.6	64.4	—	—
Total production costs excluding molybdenum segment, as reported	165.2	149.6	160.9	128.4	4.3	21.1
Adjust for:
Third party smelting, refining and transport costs	5.0	6.2	5.0	6.0	—	0.2
By-product and co-product credits	(89.2)	(119.0)	(89.2)	(119.0)	—	—
Adjusted production costs	81.0	36.8	76.7	15.4	4.3	21.3
Corporate general administrative and other costs	24.9	24.0	0.1	0.5	—	—
Reclamation and remediation - accretion (operating sites)	2.1	3.6	1.2	1.1	0.9	2.5
Sustaining capital expenditures	25.5	39.2	15.1	32.8	10.4	6.4
Sustaining lease payments	2.8	2.9	2.5	2.6	0.3	0.3
All-in sustaining costs on a by-product basis	136.3	106.5	95.6	52.4	15.9	30.5
Exploration and study costs	33.8	21.6	1.3	6.5	0.9	1.7
Non-sustaining capital expenditures	1.8	1.8	—	1.5	—	—
Care and maintenance and other costs	20.2	5.8	—	—	14.2	0.1
All-in costs on a by-product basis	192.1	135.7	96.9	60.4	31.0	32.3
Ounces sold (000s)	87.1	136.5	76.5	81.8	10.7	54.7
Pounds sold (millions)	28.2	38.4	28.2	38.4	—	—
Gold production costs ($/oz)	1,085	624	1,181	783	404	386
All-in sustaining costs on a by-product basis ($/oz)	1,564	780	1,250	641	1,484	557
All-in costs on a by-product basis ($/oz)	2,205	994	1,267	738	2,896	590
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,635	1,008	1,330	1,021	1,484	557
Copper production costs ($/pound)	2.51	1.68	2.51	1.68	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.81	2.18	2.81	2.18	n/a	n/a

Adjusted net (loss) earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2023	2022	2023	2022
Net (loss) earnings	$(39.7)	$(2.6)	$(113.1)	$86.8
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	—	3.2	—	9.7
Reclamation expense (recovery) at sites on care and maintenance	(8.3)	(41.1)	7.3	(83.1)
Income and mining tax adjustments(1)	5.7	4.3	10.7	6.8
Adjusted net (loss) earnings	$(42.3)	$(36.2)	$(95.1)	$20.2

Net (loss) earnings per share - basic	$(0.18)	$(0.01)	$(0.52)	$0.29
Net (loss) earnings per share - diluted	$(0.18)	$(0.01)	$(0.52)	$0.28
Adjusted net (loss) earnings per share - basic	$(0.20)	$(0.12)	$(0.44)	$0.07
Adjusted net (loss) earnings per share - diluted	$(0.20)	$(0.12)	$(0.43)	$0.07
(1)Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government and impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine.

Free cash (deficit) flow is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash (used in) provided by operating activities(1)	$33.4	$(3.5)	$21.6	$80.9	$7.7	$(51.2)	$30.7	$(6.1)	$(26.6)	$(27.1)
Deduct:
Property, plant & equipment additions(1)	(22.8)	(27.7)	(12.8)	(23.4)	(7.3)	(4.2)	(0.1)	—	(2.6)	(0.1)
Free cash flow (deficit)	$10.6	$(31.2)	$8.8	$57.5	$0.4	$(55.4)	$30.6	$(6.1)	$(29.2)	$(27.2)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash (used in) provided by operating activities(1)	$(66.4)	$24.8	$49.2	$101.7	$(13.1)	$12.4	$(45.9)	$(25.9)	$(56.6)	$(63.4)
Deduct:
Property, plant & equipment additions(1)	(28.9)	(46.9)	(15.8)	(37.8)	(10.4)	(6.4)	(0.1)	(0.3)	(2.6)	(2.4)
Free cash (deficit) flow	$(95.3)	$(22.1)	$33.4	$63.9	$(23.5)	$6.0	$(46.0)	$(26.2)	$(59.2)	$(65.8)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$20.8	$25.2	$11.8	$18.3	$7.0	$5.6	$0.1	$0.2	$1.9	$1.1
Adjust for:
Costs capitalized to the ARO assets	2.1	0.6	1.2	2.2	0.9	(0.7)	—	—	—	(0.9)
Costs capitalized to the ROU assets	0.2	(0.2)	0.2	—	—	(0.2)	—	—	—	—
Other(2)	(0.6)	0.1	0.1	0.4	(0.6)	(0.5)	—	—	(0.1)	0.2
Capital expenditures	22.5	$25.7	$13.3	$20.9	$7.3	$4.2	$0.1	$0.2	$1.8	$0.4
Sustaining capital expenditures	20.7	24.7	13.3	20.3	7.3	4.2	0.1	0.2	—	—
Non-sustaining capital expenditures	1.8	1.0	—	0.6	—	—	—	—	1.8	0.4
(1)As presented in note 14 of the Company’s condensed consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$28.8	$235.4	$16.1	$28.0	$10.7	$5.1	$0.1	$0.4	$1.9	$201.9
Adjust for:
Costs capitalized to the ARO assets	(0.8)	13.9	(0.6)	5.9	(0.2)	1.2	—	—	—	6.8
Costs capitalized to the ROU assets	0.1	(0.2)	0.1	—	—	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.7)	0.8	(0.5)	0.4	(0.1)	0.2	—	0.2	(0.1)	—
Capital expenditures	$27.4	$41.7	$15.1	$34.3	$10.4	$6.3	$0.1	$0.6	$1.8	$0.5
Sustaining capital expenditures	25.6	39.8	15.1	32.8	10.4	6.3	0.1	0.6	—	0.1
Non-sustaining capital expenditures	1.8	1.9	—	1.5	—	—	—	—	1.8	0.4
(1)As presented in note 14 of the Company’s condensed consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of the Canadian Securities Administrator’s National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position

	June 30, 2023	December 31, 2022
(Expressed in thousands of United States dollars)

Assets
Current assets
Cash and cash equivalents	$401,835	$531,916
Amounts receivable	86,185	92,161
Inventories	286,741	316,799
Other current assets	53,703	49,784
	828,464	990,660

Property, plant and equipment	1,248,832	1,272,792
Deferred income tax assets	65,200	61,900
Other non-current assets	9,824	10,557
	1,323,856	1,345,249
Total assets	$2,152,320	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$145,827	$199,433
Income tax payable	5,441	1,890
Other current liabilities	58,995	73,529
	210,263	274,852

Deferred income tax liabilities	18,343	8,719
Provision for reclamation	241,065	227,867
Other non-current liabilities	9,093	14,180
	268,501	250,766
Shareholders' equity
Share capital	876,034	886,479
Contributed surplus	31,347	29,564
Accumulated other comprehensive income (loss)	4,368	(3,323)
Retained earnings	761,807	897,571
	1,673,556	1,810,291
Total liabilities and shareholders' equity	$2,152,320	$2,335,909

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)	2023	2022	2023	2022

Revenue	$184,518	$167,654	$411,047	$462,877

Cost of sales
Production costs	153,544	140,351	357,837	284,576
Depreciation, depletion and amortization	23,317	27,939	41,825	65,428
Earnings (loss) from mine operations	7,657	(636)	11,385	112,873

Exploration and evaluation costs	21,036	13,449	38,946	21,609
Corporate administration	10,432	11,511	25,224	23,789
Care and maintenance expense	6,654	7,805	14,488	14,564
Reclamation (recovery) expense	(8,238)	(40,910)	7,328	(82,874)
Other operating expenses	9,019	3,626	21,909	7,120
(Loss) earnings from operations	(31,246)	3,883	(96,510)	128,665

Other non-operating (income) expenses	(1,165)	1,262	(4,345)	6,585
Finance costs	3,106	2,680	6,474	3,572
(Loss) earnings before income tax	(33,187)	(59)	(98,639)	118,508
Income tax expense	6,496	2,590	14,494	31,757
Net (loss) earnings	(39,683)	(2,649)	(113,133)	86,751

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	11,977	11,482	7,691	9,727
Other comprehensive income	11,977	11,482	7,691	9,727
Total comprehensive (loss) income	$(27,706)	$8,833	$(105,442)	$96,478

(Loss) earnings per share:
Basic	$(0.18)	$(0.01)	$(0.52)	$0.29
Diluted	$(0.18)	$(0.01)	$(0.52)	$0.28

Cash dividends declared per common share (C$)	$0.07	$0.07	$0.14	$0.14

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)	2023	2022	2023	2022

Operating activities
Net (loss) earnings	$(39,683)	$(2,649)	$(113,133)	$86,751

Adjustments:
Depreciation, depletion and amortization	24,245	29,204	44,680	67,997
Reclamation (recovery) expense	(8,239)	(40,910)	7,327	(82,874)
Share-based compensation expense (recovery)	1,379	(514)	4,500	1,767
Finance costs	3,105	2,681	6,473	3,572
Income tax expense	6,496	2,590	14,494	31,757
Income taxes paid	(3,972)	(28,943)	(5,102)	(53,366)
Other	2,121	2,175	2,189	1,143
	(14,548)	(36,366)	(38,572)	56,747
Changes in working capital	47,935	32,893	(27,827)	(31,936)
Cash provided by (used in) operating activities	33,387	(3,473)	(66,399)	24,811

Investing activities
Property, plant and equipment additions	(22,785)	(27,747)	(28,887)	(46,905)
Acquisition of the Goldfield Project	—	—	—	(176,737)
Proceeds from disposition of property, plant and equipment	—	120	1,472	2,025
Increase in restricted cash	—	—	(3,424)	—
Cash used in investing activities	(22,785)	(27,627)	(30,839)	(221,617)

Financing activities
Dividends paid	(11,481)	(12,178)	(22,631)	(24,450)
Payment of borrowing costs	(493)	(499)	(1,073)	(1,122)
Repayment of lease obligations	(1,724)	(1,743)	(3,266)	(3,456)
Proceeds from issuances of common shares	198	425	1,462	1,945
Repurchase and cancellation of shares	(7,335)	—	(7,335)	—
Cash used in financing activities	(20,835)	(13,995)	(32,843)	(27,083)
Decrease in cash during the period	(10,233)	(45,095)	(130,081)	(223,889)
Cash at beginning of the period	412,068	768,436	531,916	947,230
Cash at end of the period	$401,835	$723,341	$401,835	$723,341
The condensed consolidated interim financial statements for the period ended June 30, 2023 and 2022 and the MD&A for the three and six months ended June 30, 2023 and 2022 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com.

Supplementary Information: Exploration Update

Mount Milligan Mine

At the Mount Milligan Mine, exploration and resource expansion drilling were undertaken during the first half of 2023 with the completion of 19 diamond drill holes totalling 9,014 metres. Resource expansion and brownfield exploration drilling was focused on the western margins of the current ultimate pit boundary in the DWBX, Goldmark, and Saddle West zones.

Öksüt Mine

At the Öksüt Mine, exploration activities during the first half of 2023 consisted of the completion of an assessment of the potential for porphyry-style copper-gold ± supergene/hypogene copper at depth on the Öksüt property. Drill planning was completed for the testing of porphyry targets at depth and some remaining oxide gold targets to the east of the Keltepe and Güneytepe pits.

Goldfield Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended June 30, 2023.

Oakley Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended June 30, 2023.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2021) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by Malcolm Stallman, Member of the Australian Institute of Geoscientists and Vice President, Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project and the Oakley exploration property were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Boris Kotlyar, a member with the American Institute of Professional Geologists and Chief Geologist, Global Exploration at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.